Exhibit 99.1

MICROALGO INC. AND SUBSIDIARIES

UNAUDTED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30	June 30
	2022	2023	2023
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	297,710,673	138,675,781	19,191,755
Accounts receivable, net	18,125,011	37,723,534	5,220,672
Inventories	909,047	-	-
Prepaid services fees	25,929,098	46,500,506	6,435,344
Other receivables and prepaid expenses	1,858,512	1,024,682	141,808
Other receivable-related parties	39,987,762	179,780,988	24,880,427
Total current assets	384,520,103	403,705,491	55,870,006

PROPERTY PLANT AND EQUIPMENT, NET	1,012,107	887,228	122,786

OTHER ASSETS
Cost method investments	1,200,000	1,200,000	166,072
Prepaid expenses and deposits	1,281,860	83,600	11,570
Intangible assets, net	6,716,250	6,343,125	877,844
Operating lease right-of-use assets	1,050,922	434,414	60,120
Goodwill	106,274,006	106,274,006	14,707,577
Total non-current assets	116,523,038	114,335,145	15,823,183
Total assets	502,055,248	518,927,864	71,815,975

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	14,221,369	35,484,975	4,910,872
Deferred revenues	11,205,880	17,996,560	2,490,598
Other payables and accrued liabilities	5,523,915	28,867,759	3,995,095
Amount due to a related party	1,067,903	1,107,954	153,333
Operating lease liabilities	1,049,326	363,450	50,299
Taxes payable	385,591	72,448	10,026
Total current liabilities	33,453,984	83,893,146	11,610,223

OTHER LIABILITIES
Operating lease liabilities - noncurrent	214,189	140,895	19,499
Deferred tax liabilities, net	1,679,063	1,679,063	232,370
Total other liabilities	1,893,252	1,819,958	251,869
Total liabilities	35,347,236	85,713,104	11,862,092

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.001 par value; 1,000,000 shares authorized; no share issued	-	-	-
Ordinary shares, $0.001 par value, 200,000,000 shares authorized, 43,856,706 issued	312,543	312,543	43,857
Additional paid-in capital	320,210,652	320,210,652	47,394,444
Retained earnings	129,602,088	96,798,730	14,420,927
Statutory reserves	11,964,279	11,964,279	1,798,310
Accumulated other comprehensive income (loss)	2,834,688	7,082,011	(3,246,375)
Total MicroAlgo Inc.shareholders’ equity	464,924,250	436,368,215	60,411,163

NONCONTROLLING INTERESTS	1,783,762	(3,153,455)	(457,280)

Total equity	466,708,012	433,214,760	59,953,883

Total liabilities and shareholders’ equity	502,055,248	518,927,864	71,815,975

The accompanying notes are an integral part of these condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ending June 30,
	2022	2023	2023
	RMB	RMB	USD
OPERATING REVENUES
Products	84,859,926	9,935,513	1,434,690
Services	260,914,275	253,706,643	36,635,280
Total operating revenues	345,774,201	263,642,156	38,069,970

COST OF REVENUES	(276,424,458)	(183,095,184)	(26,438,974)

GROSS PROFIT	69,349,743	80,546,972	11,630,996

OPERATING EXPENSES
Selling expenses	(2,540,086)	(1,237,770)	(178,734)
General and administrative expenses	(12,257,955)	(7,638,938)	(1,103,062)
Research and development expenses	(40,202,571)	(92,239,461)	(13,319,393)
Total operating expenses	(55,000,612)	(101,116,169)	(14,601,189)

INCOME (LOSS) FROM OPERATIONS	14,349,131	(20,569,197)	(2,970,193)

OTHER INCOME (EXPENSE)
Loss on disposal of subsidiaries	(1,064,203)	(23,025,499)	(3,324,886)
Interest income	307,726	1,251,127	180,663
Finance expenses, net	(264,358)	(225,537)	(32,568)
Other income, net	1,400,850	611,158	88,251
Total other (expenses) income, net	380,015	(21,388,751)	(3,088,540)

INCOME (LOSS) BEFORE INCOME TAXES	14,729,146	(41,957,948)	(6,058,733)

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(286,789)	(52,912)	(7,640)
Deferred	786,966	-	-
Total (provision for) benefit of income tax	500,177	(52,912)	(7,640)

NET INCOME (LOSS)	15,229,323	(42,010,860)	(6,066,373)

Less: Net income (loss) attributable to non-controlling interests	228,367	(4,937,217)	(712,935)

NET INCOME (LOSS) ATTRIBUTABLE TO MICROALGO INC.	15,000,956	(37,073,643)	(5,353,438)

NET INCOME (LOSS)	15,229,323	(42,010,860)	(6,066,373)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,377,873	8,517,608	(991,206)

COMPREHENSIVE INCOME (LOSS)	16,607,196	(33,493,252)	(7,057,579)

Less: Comprehensive income (loss) attributable to non-controlling interests	228,367	(4,937,217)	(33,493,252)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MICROALGO INC	16,378,829	(28,556,035)	26,435,673

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	300,000,000	43,856,706	43,856,706
Diluted	-	-	-

EARNINGS (LOSS) PER SHARE
Basic	0.05	(0.85)	(0.12)
Diluted	-	-	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

				Accumulated
	Ordinary shares		Additional	Retained earnings		Other
	Shares	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	Noncontrolling interests	Total	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2022	43,856,706	312,543	320,210,652	11,964,279	129,602,088	2,834,688	1,783,762	466,708,012	67,011,462
Net (loss) income	-	-	-	-	(37,073,643)	-	(4,937,217)	(42,010,860)	(6,066,373)
Foreign currency translation	-	-	-	-	4,270,285	4,247,323	-	8,517,608	(991,206)
BALANCE, June 30, 2023	43,856,706	312,543	320,210,652	11,964,279	96,798,730	7,082,011	(3,153,455)	433,214,760	59,953,883

The accompanying notes are an integral part of these condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ending June 30,
	2022	2023	2023
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	15,229,323	(42,010,860)	(6,066,375)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,466,118	142,928	20,639
Provision for doubtful accounts	(1,889,836)	(8,287,562)	(1,196,725)
Deferred tax benefit	(786,966)	-	-
Gain (loss) from short term investments	1,064,203	-	-
Amortization of operating lease right-of-use assets	791,536	616,508	89,024
Accounts receivables	(15,818,907)	(11,110,961)	(1,604,425)
Inventories	3,280,057	909,047	131,267
Prepaid services fees	(4,307,015)	(20,571,408)	(2,970,515)
Other receivables and prepaid expenses	(244,664)	-	-
Prepaid expenses and deposits	83,228	-	-
Accounts payable	(2,331,557)	21,263,606	3,070,468
Deferred revenues	2,440,295	6,790,680	980,575
Other payables and accrued liabilities	646,734	7,711,745	1,113,577
Operating lease liabilities	(703,620)	(759,170)	(109,624)
Taxes payable	297,277	(313,143)	(45,218)
Net cash provided by (used in) operating activities	2,216,206	(45,618,590)	(6,587,332)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short term investments	(109,764,732)	-	-
Redemption of short term investments	108,700,529	-	-
Purchases of cost method investment	(600,000)	-	-
Purchases of property and equipment	(1,226,718)	-	-
Sale of property and equipment		355,076	51,273
Repayment of loans receivable	21,160,000
Sale of long term investments	-	1,198,260	173,029
Net cash provided by investing activities	18,269,079	1,553,336	224,302

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan to Parent	-	(139,159,397)	(20,094,639)
Proceeds from banking facility	-	8,500,000	1,227,401
Proceeds from related party loans	55,695,453	7,172,150	1,035,660
Repayments to related party loans	(51,400,000)	-	-
Deferred merger costs	(131,276)	-	-
Net cash provided by (used in) financing activities	4,164,177	(123,487,247)	(17,831,578)

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND	5,513,861	8,517,609	640,093

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	30,163,323	(159,034,892)	(23,554,515)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	272,368,599	297,710,673	42,746,270

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	302,531,922	138,675,781	19,191,755

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	1,182,571	73,649	10,635
Cash paid for interest	6,154	124,995	18,049

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	549,514	586,741	84,725

The accompanying notes are an integral part of these condensed consolidated financial statements.

MICROALGO INC. AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

MicroAlgo Inc. (“MicroAlgo” or the “Company”) (f/k/a Venus Acquisition Corporation (“Venus”)), a Cayman Islands exempted company, entered into the Business Combination and Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi Hologram Cloud Inc. (“WiMi” or the “Majority Shareholder”), Venus, Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination, and VIYI Algorithm Inc. (“VIYI”), a Cayman Islands exempted company.

On December 9, 2022, the parties consummated the Business Combination. As a result, VIYI is now a wholly owned subsidiary of MicroAlgo Inc.

On December 23, 2022, Zheyi Hu and Xiaofei Han transferred 100% equity interest of Younike to Viwotong Tech. The aggregate purchase price was 0. As a result, Younike became wholly owned subsidiary of Viwotong Tech.

On March 27, 2023, Weidong established a fully owned subsidiary Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”) in Shenzhen.

The accompanying unaudited condensed consolidated financial statements reflect the activities of MicroAlgo and each of the following entities as of June 30, 2023:

Name	Background		Ownership
VIYI Algorithm Inc. (f/k/a VIYI Technology Inc.) (“VIYI”)	●	A Cayman Islands company Incorporated on September 24, 2020	100% owned by MicroAlgo

VIYI Technology Ltd. (“VIYI Ltd”)	●	A Hong Kong company	100% owned by VIYI
	●	Incorporated on October 9, 2020
	●	A holding company

Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”or “VIYI WFOE”)	●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)	100% owned by VIYI Ltd
	●	Incorporated on November 18, 2020
	●	A holding company

Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	●	A PRC limited liability company	100% owned by Beijing WiMi before December 24, 2020 VIE of Shenzhen Weiyixin starting on December 24, 2020. 100% owned by Shenzhen Weiyixin starting April 1, 2022
	●	Incorporated on March 08, 2011
	●	Primarily engages central processing algorithm in mobile games industry

Korgas 233 Technology Co., Ltd. (“Korgas 233”)	●	A PRC limited liability company	100% owned by Shanghai Guoyu
	●	Incorporated on September 15, 2017
	●	Primarily engages in central processing algorithm in mobile games industry

Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Shenzhen Qianhai”)	●	A PRC limited liability company	100% owned by Shenzhen Yitian
	●	Incorporated on October 16, 2015
	●	Primarily engages in central processing algorithm in advertising industry

Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	●	A PRC limited liability company	100% owned by Weidong
	●	Incorporated on January 14, 2019
	●	Primarily engages in central processing algorithm in advertising industry

Weidong Technology Co., Ltd. (“Weidong”)	●	A PRC limited liability company	100% owned by Shenzhen Weiyixin
	●	Incorporated on October 28, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	●	A PRC limited liability company	100% owned by Shanghai Guoyu
	●	Incorporated on October 30, 2020
	●	Primarily engages in central processing algorithm in advertising industry

Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	●	A Singapore company	Disposed in April 2023
	●	Incorporated on January 21, 2009
	●	Primarily engages in resale of intelligent chips and customization of central processing units

Excel Crest Limited (“Excel Crest”)	●	A Hong Kong company	Disposed in April 2023
	●	Incorporated on September 11, 2020
	●	Support the daily operations of Fe-da Electronics in Hong Kong

Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	●	A PRC limited liability company	58% owned by Shenzhen Weiyixin
	●	Incorporated on November 30, 2020
	●	Engages in providing software support services

Wisdom Lab Inc. (“Wisdom Lab”)	●	A Cayman Islands company	Disposed in April 2023
	●	Incorporated on May 12, 2021
	●	Engages in software solution for intelligent chips

Viwo Technology Limited. (“Viwo Tech”)	●	A Hong Kong company	55% owned by VIYI Ltd
	●	Incorporated on April 15, 2021
	●	Engages in R&D and application of intelligent visual algorithm technology

Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	●	A PRC limited liability company	100% owned by Viwo Tech
	●	Incorporated on July 19, 2021

Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	●	A PRC limited liability company	99% owned by Weidong, 1% owned by SZ Weidong
	●	Incorporated on March 18, 2019
	●	Engages in R&D and application of intelligent visual algorithm technology

Kashi Guoyu Information Technology Co., Ltd. (“Kashi Guoyu”)	●	A PRC limited liability company	100% owned by Shanghai Guoyu
	●	Incorporated on July 23, 2021
	●	Engages in R&D and application of intelligent visual algorithm technology

Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	●	A PRC limited liability company	100% owned by Viwotong Tech
	●	Incorporated on June 22, 2021
	●	Engages in central processing algorithm in advertising industry

ViZe Technology Limited (“ViZe”)	●	A Hong Kong company	Disposed in May 2023
	●	Incorporated on April 12, 2022

Shenzhen ViZeTong Technology Co., Ltd. (“ViZeTong”)	●	A PRC limited liability company	Disposed in May 2023
	●	Incorporated on August 15, 2022

Beijing Younike Information Technology Co., Ltd. (“Younike”)	●	A PRC limited liability company	100% owned by Viwotong Tech
	●	Incorporated on July 22, 2022
	●	Engages in central processing algorithm in advertising industry

Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	●	A PRC limited liability company	100% owned by Weidong
	●	Incorporated on March 27, 2023
	●	Primarily engages in central processing algorithm in advertising industry

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results.

Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise and variable interest entity and its subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s condensed consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, right-of-use assets and lease liabilities, deferred taxes and uncertain tax position, the fair value of contingent consideration related to business acquisitions and allocation of expenses from the Parent and Beijing WiMi. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

As of June 30, 2023, which was the last business day of the registrant’s second quarter, the Company determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2023. The company has changed its reporting currency from U.S. dollar to RMB.

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of VIYI Ltd. is Hong Kong Dollar, its subsidiary in Singapore is U.S. dollar, and its other subsidiaries which are incorporated in PRC are RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive loss amounted to RMB 2,834,688 and RMB 7,082,011 (USD 980,100) as of December 31, 2022 and June 30, 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity on December 31, 2022 and June 30, 2023 were translated at RMB 1.00 to USD 0.1436 and to USD 0.1384, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2022 and 2023 were RMB 1.00 to USD 0.1542 and to USD 0.1444, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited interim condensed consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC and HK.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money advance deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The advances usually have one year term and are refundable upon contract termination. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of June 30, 2023, no allowance was deemed necessary.

Other receivables and prepaid expenses

Other receivables that are short term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was required as of June 30, 2023.

Property plant and equipment, net

Property plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 – 5 years
Leasehold improvements	1 – 2 years

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its condensed consolidated financial statements and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the Six Months Ended June 30, 2023.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements, and technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Customer relationship	4 years
Technology know-hows	5 years
Non-compete agreements	6 years
Software copyright	5 years

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Warrants liabilities

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company has elected to account for its Public Warrants as equity and the Private Warrants as liabilities.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

(i)	Central Processing Advertising Algorithm Services

— Advertising display services

For the advertising algorithm advertising display services, the Company’s performance obligation is to identify advertising spaces, embed images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e., cost per impression (“CPM”) for online display).

The Company enters into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly serve the customers; and (ii) having latitude in establish pricing. Therefore the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

(ii)	Mobile Games Services

The Company generates revenue from jointly operated mobile game publishing services and the licensed out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether the Company’s promise to its customers is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. Control is evidenced by if the Company is primarily responsible for fulling the provision of services and has discretion in establishing the selling price. When the Company controls the products or services, its promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

— Jointly operated mobile game publishing services

The Company offers publishing services for mobile games developed by third-party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third-party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. The Company contracts with third-party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third-party payment platforms and the co-publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the publishing services is completed at a point in time when the game players made a payment to purchase coins.

With respect to the publishing services arrangements between the Company and the game developer, the Company considered that the Company does not control the services as evidenced by (i) developers are responsible for providing the game product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the third-party platforms; (iii) the developers or third-party platforms have the right to change the pricing of in game virtual items. The Company’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Company views the game developers to be its customers and considers itself as the facilitator of the game developers in the arrangements with game players. Accordingly, the Company records the game publishing service revenue from these games, net of amounts paid to the game developers.

— Licensed out mobile games

The Company also licenses third parties to operate its mobile games developed internally through mobile portal and receives revenue from the third-party licensee operators on a monthly basis. The Company’s performance obligation is to provide mobile games to game operators which enable players of the mobile games to make in game purchases and the Company recognized revenue at a point in time when game players completed the purchases. The Company records revenues on a net basis, as the Company does not have the control of the services provided as it does not have the primary responsibility for fulfilment nor does not have the right to change the pricing of the game services.

(iii)	Sale of intelligent chips

Starting in September 2020, the Company has also been engaged in resale of intelligent chips products and accessories. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services are transferred to customers.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all the relevant criteria for revenue recognition met are recorded as deferred revenue.

The Company’s disaggregated revenue streams in consideration of the Company’s type of goods and services and sales channels are as follows:

	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Central processing advertising algorithm services	260,914,275	253,740,318	36,635,280
Sales of intelligent chips	84,859,926	9,935,513	1,434,690
Total revenues	345,774,201	263,642,156	38,069,970

The Company’s revenue by timing of transfer of goods or services are summarized below:

	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Goods and services transferred at a point in time	345,774,201	263,642,156	38,069,970
Services transferred over time	-	-	-
Total revenues	345,774,201	263,642,156	38,069,970

The Company’s revenue by geographic locations are summarized below:

	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Mainland PRC revenues	262,080,149	251,406,269	36,298,243
International revenues	83,694,052	12,269,562	1,771,727
Total revenues	345,774,201	263,642,156	38,069,970

Cost of revenues

Cost of revenue for central processing algorithm services comprised of costs paid to channel distributors based on the sales agreements, shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For intelligent chip and services, the cost of revenue consist primarily of the costs of products sold and third party software development costs.

Cost allocation

Cost allocation include allocation of certain general and administrative and financial expenses paid by the Parent. General and administrative expenses consist primarily salary and related expenses of senior management and employees, shared management expenses, including accounting, consulting, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company and the related expenses resulted from the acquisition of subsidiary.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold, and GST rate is generally 7% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable. All of the VAT/GST returns filed by the Company’s subsidiaries in China and Singapore, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed are subject to examination by any applicable tax authorities.

Other Income

Other Income primary includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB 1,267,476 and RMB 460,382 (USD 66,479) for the six months ended June 30, 2022 and 2023, respectively.

Other income also includes RMB 133,374 and RMB 150,777 (USD 21,772) of input VAT credit the Company redeemed during the six months ended June 30, 2022 and 2023. As part of VAT reform in 2019, from April 1, 2019 to December 31, 2023, a taxpayer in certain service industries could claim additional 10% of input VAT credit based on total input VAT paid to suppliers, the credit was applied to offset with the Company’s VAT payable.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2020, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. As of June 30, 2023, the Company recognized RMB 434,414 right of use (“ROU”) assets and RMB 504,345 lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7%, which is determined using an incremental borrowing rate with similar term in the PRC.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were RMB 356,265 for the Six Months Ended June 30, 2023.

Noncontrolling interests

Noncontrolling interest consists of an aggregate of 42% of the equity interest of Shanghai Weimu, 45% of equity interest of Viwo Tech held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Shanghai Weimu	1,896,950	(3,040,267)	(441,057)
Viwo Tech	(113,188)	(113,188)	(16,223)
Total	1,783,762	(3,153,455)	(457,280)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the Six Months Ended June 30, 2023, there was no dilutive shares.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has two operating segments and therefore two reportable segments as defined by ASC 280, which are (i) central processing algorithm services and (ii) intelligent chips and services. All of the Company’s net revenues were generated in the PRC and Singapore.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The adoption of this ASU does not have a material effect on the Company’s condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Accounts receivable	26,612,573	37,723,534	5,220,672
Less: allowance for doubtful accounts	(8,487,562)	-	-
Accounts receivable, net	18,125,011	37,723,534	5,220,672

The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Beginning balance	2,162,693	8,487,562	1,218,672
Addition	8,487,562	-	-
Recovery	2,162,693	8,487,562	1,218,672
Ending balance	8,487,562	-	-

Note 4 — Property plant and equipment, net

Property plant and equipment, net consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Office electronic equipment	380,831	202,230	27,987
Office fixtures and furniture	3,427	3,504	485
Vehicles	1,201,451	1,201,452	166,273
Leasehold improvements	501,827	325,274	45,016
Subtotal	2,087,536	1,732,460	239,760
Less: accumulated depreciation	(1,075,429)	(845,232)	(116,974)
Total	1,012,107	887,228	122,786

Depreciation expense for the six months ended June 30, 2022 and 2023 amounted to RMB 194,444 and RMB 154,157 (USD 22,260), respectively.

Note 5 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, non-compete agreements and. The following table summarizes acquired intangible asset balances as of:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Customer relationships	-	-	-
Non-compete agreements	17,400,000	17,400,000	2,408,038
Software copyright	8,955,000	8,955,000	1,239,309
Subtotal	26,355,000	26,355,000	3,647,347
Less: accumulated amortization	(19,638,751)	(20,011,875)	(2,769,503)
Intangible assets, net	6,716,249	6,343,125	877,844

Amortization expense for the six months ended June 30, 2022 and 2023 amounted to RMB 4,278,035 and RMB 387,397 (USD 51,638), respectively.

Note 6 — Cost method investments

Cost method investments consist of the following:

	December 31, 2022	June 30, 2023
	RMB	RMB
		(Unaudited)
5.0% Investment in a company in mobile games industry	600,000	600,000
5.0% Investment in a company in central processing advertising algorithm services	600,000	600,000
Total	1,200,000	1,200,000

Note 7 — Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Goodwill from Shenzhen Yitian acquisition(a)	92,990,256	92,990,256	12,869,199
Goodwill from Shanghai Guoyu acquisition(b)	13,283,750	13,283,750	1,838,378
Total	106,274,006	106,274,006	14,707,577

(a)	Goodwill represents the excess fair value of consideration over the identifiable assets of Shenzhen Yitian acquired by Beijing WiMi in 2015 for the central processing algorithm services segment.

(b)	Weidong and YY Online acquired Shanghai Guoyu in 2021 to acquire 100% of the capital stock of Shanghai Guoyu for a net consideration of RMB 20,000,000. The excess fair value of consideration over the identifiable assets acquired of RMB 13,283,750 was allocated to goodwill for the central processing algorithm services segment. On May 12, 2023, YY Online transferred its Shanghai Guoyu’s 1% equity to Shenzhen Weidong, a wholly-owned subsidiary of Weidong.

Note 8 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Salary payables	1,499,322	887,080	122,766
Other payables and accrued expenses	3,677,620	19,480,679	2,695,989
Estimated liability	346,973	-	-
Loan-Short term	-	8,500,000	1,176,340
Total other payables and accrued liabilities	5,523,915	28,867,759	3,995,095

The nature of other accounts payable of the Company, after transferring the equity of Feda, includes the outstanding balance of internal borrowings between the Company and its subsidiary, Wisdom. The total outstanding balance amounts to 2.6 million US dollars.

Out of the Company's total short-term loan of 8.5 million RMB, Tapuyu, a subsidiary, has an end-of-period balance of 5 million, while Weimu, another subsidiary, has an end-of-period balance of 3.5 million RMB. Tapuyu has signed a loan agreement with the Bank of China, Guangzhou Zhihui City Branch, classified as a revolving credit loan for working capital, with a total credit line of 10 million RMB, of which 5 million has been utilized. The expiration date for the credit line usage is December 27, 2023. Weimu, on the other hand, has signed a loan agreement with the Bank of China, Shanghai Jing'an Branch, classified as a secured loan for working capital, with the enterprise's legal representative Gou Lei providing a full joint liability guarantee. The total credit line for Weimu is 3.5 million RMB, and the actual usage is 3.5 million RMB. The expiration date for the credit line usage is March 14, 2024.

Note 9 — Related party transactions and balances

Amounts due from Parent are those nontrade receivables arising from transactions between the Company and the Parent. Those balances are unsecured and non-interest bearing and are payable on demand.

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Due from Parent	39,987,762	179,780,988	24,880,427
Due to a related party-Joyous JD	1,067,903	1,107,954	153,333

During Six Months Ended June 30, 2023 the Company obtained approximately $300,000 and provided additional $14 million to Parent.

Joyous JD is a non controlling shareholder of MicroAlgo. This amount represents advance to Venus Acquisition Corp prior to the merger. The amount was non interest bearing and due on demand.

Note 10 — Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, VIYI and Wisdom Lab are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

VIYI Ltd, Excel Crest and Viwo Tech and Vize are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, VIYI Ltd, Excel Crest, Viwo Tech, Vize Tech are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

Fe-da Electronics is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,000) taxable income and 50% of the next SGD 190,000 (approximately $137,000) taxable income are exempted from income tax.

PRC

The subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In addition, 75% of R&D expenses of the PRC entities are subject to additional deduction from pre-tax income.

Korgas 233, Korgas Weidong and Kashi Guoyu were formed and registered in Korgas and Kashi in Xinjiang Provence, China in 2017, 2020 and 2021. These companies are not subject to income tax for 5 years and can obtain another two years of tax exempt status and three years at reduced income tax rate of 12.5% after the 5 years due to the local tax policies to attract companies in various industries.

Shenzhen Qianhai was formed and registered in Qianhai District in Guangdong Provence, China in 2015. The company is subject to income tax at a reduced rate of 15% due to the local tax policies to attract companies in various industries. The reduced rate benefit will expire in December 2025.

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2023
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax expenses	(286,789)	(52,912)	(7,640)
Deferred income tax benefits	786,966	-	-
Income tax expenses	500,177	(52,912)	(7,640)

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Deferred tax assets:
Net operating loss carryforwards	12,761,717	12,761,717	1,766,132
Allowance for doubtful accounts	1,442,884	1,442,884	199,685
Less: valuation allowance	(14,204,601)	(14,204,601)	(1,965,817)
Deferred tax assets, net	-	-	-
Deferred tax liabilities:	-	-	-
Recognition of intangible assets arising from business combinations	1,679,063	1,679,063	232,370
Total deferred tax liabilities, net	1,679,063	1,679,063	232,370

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weigh to the relative impact of the evidences to the extent it could be objectively verified.

The Company’s cumulative net operating loss (“NOL”) of approximately $1.3 million as of June 30, 2023 was mainly from NOL of Fe-da, Shenzhen Qianhai Wangxin, Shenzhen Yitian and Korgas 233. The NOL starts to expire in 2023. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and June 30, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022 and for the Six Months Ended June 30, 2023 and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the future.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
VAT taxes payable	41,182	(46,296)	(6,407)
Income taxes payable	320,316	103,845	14,371
Other taxes payable	24,098	14,899	2,062
Totals	385,596	72,448	10,026

Note 11 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage of each bank is RMB 500,000 (approximately USD 72,000). As of June 30, 2023, cash balance of $20,027,603 was deposited with financial institutions located in China,The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2023, cash balance of $448,851 was maintained at financial institutions in Hong Kong, of which nil was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Note 12 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into nine non-cancellable operating lease agreements for nine office spaces expiring through December 2024. As of June 30, 2023, upon adoption of FASB ASU 2016-02, the Company recognized RMB 434,414 right of use (“ROU”) assets and RMB 504,345 lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7%, which is determined using an incremental borrowing rate with similar term in the PRC. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1 year.

Note 13 — Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on May 14, 2018 with authorized share of 50,000,000 ordinary shares of par value USD 0.001 each.

On October 21, 2022, the Company held an Extraordinary General Meeting of its stockholders of record, approval by way of amendments to increase the number of authorized ordinary shares to 200,000,000 ordinary shares. For the purposes of the laws of the Cayman Islands, the full text of the resolution is as follows: “RESOLVED, as an ordinary resolution, that the authorized share capital of the Company be amended from USD50,000 divided into 50,000,000 ordinary shares of par value USD0.001 each into USD200,000 divided into 200,000,000 ordinary shares of par value USD0.001 each;”.

In May 2018, the Company issued one ordinary share to the Sponsor for no consideration. On August 21, 2019, the Company cancelled the one share for no consideration and the Sponsor purchased 1,150,000 ordinary shares for an aggregate price of $25,000. The 1,150,000 founder shares was for purposes hereof referred to as the “Founder Shares”.

On February 11, 2021, the Company consummated the IPO of 4,000,000 units (the “Units”). In addition, the underwriters exercised in full the over-allotment option for an additional 600,000 Units on such date, resulting in the issuance and sale of an aggregate of 4,600,000 Units. Each Unit consists of one ordinary share, par value $0.001 per share (“Share”), one warrant (“Warrant”) entitling its holder to purchase one-half of one Share at a price of $11.50 per Share, and one right to receive one-tenth (1/10) of one Share upon the consummation of the Company’s initial business combination.

Simultaneously with the closing of the Initial Public Offering on February 11, 2021, the Sponsor purchased an aggregate of or 225,000 Private Units at a price of $10.00 per Private Unit, ($2,250,000 in the aggregate), from the Company in a private placement.

In addition, the Company sold to Ladenburg Thalmann & Co., Inc., for $75, a total of 75,000 Shares.

On December 9, 2022, in accordance with the Merger Agreement, the Closing occurred, pursuant to which Venus issued 39,603,961 ordinary shares to VIYI shareholders.

Due to the merger, public shareholders redeemed 2,493,755 ordinary shares.

In accordance with the Backstop Agreement, the Company issued 214,000 ordinary shares to the Joyous JD Limited.

Upon the consummation of the Business Combination, Venus rights held by the Sponsor and previous public investors were automatically converted to 482,500 ordinary shares.

As of June 30, 2023, the Company had 43,856,706 ordinary shares issued and outstanding with a par value of USD 0.001 each.

As of June 30, 2023, the Company had 4,600,000 Public Warrants and 225,000 Private Warrants outstanding.

Statutory reserve

The Company’s PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The Company’s PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC entities.

As a result of the foregoing restrictions, the Company’s PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the Company’s PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2023, amounts restricted are the paid-in-capital and statutory reserve of the Company’s PRC entities, which amounted to $28,900,650.

Note 14 — Warrants

Public Warrants

Each public warrant entitles the holder thereof to purchase one-half (1/2) of one ordinary share at a price of $11.50 per full share, subject to adjustment as described in this prospectus. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our initial business combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. In such event, each holder would pay the exercise price by surrendering the warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “Fair Market Value” (defined below) by (y) the Fair Market Value. The “Fair Market Value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the day prior to the date of exercise. For example, if a holder held 300 warrants to purchase 150 shares and the Fair Market Value on the date prior to exercise was $15.00, that holder would receive 35 shares without the payment of any additional cash consideration. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The Warrants will become exercisable on the later of (a) the consummation of a Business Combination or (b) 12 months from the effective date of the registration statement relating to the IPO. The warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of our completion of an initial business combination, or earlier upon redemption.

The Company may redeem the outstanding warrants (including any outstanding warrants issued upon exercise of the unit purchase option issued to Ladenburg Thalmann & Co., Inc.,), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 20 trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $18.00 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If the Company call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether the Company will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our ordinary shares at the time the warrants are called for redemption, the Company’s cash needs at such time and concerns regarding dilutive share issuances.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 270,500 Private Units at $10.0 per unit, purchased by the sponsor. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The private warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the balance sheets. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

The Company established the initial fair value for the private warrants at $380,000 on February 11, 2021, the date of the Company’s Initial Public Offering, using a Black-Scholes model. The Company allocated the proceeds received from the sale of Private Units, first to the private warrants based on their fair values as determined at initial measurement, with the remaining proceeds recorded as ordinary shares subject to possible redemption, and ordinary shares based on their relative fair values recorded at the initial measurement date. The warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

Note 15 — Deconsolidation

Disposal of Fe-da Electronics and its subsidiaries

On April 6, 2023, the Company’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics Co., Ltd and its subsidiaries Wisdom Lab Inc., EXCEL Technology Co., Ltd. and recognized USD 3,397,385(RMB 23,527,570) of loss from the transfer. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

Net assets of the entities disposed and gain on disposal was as follows:

March 31, 2023
USD
(Unaudited)
Total current assets	3,583,579
Total other assets	-
Total assets	3,583,579
Total current liabilities	186,192
Total net assets	3,397,385
Total consideration	-
Total loss on disposal	3,397,385

Note 16 — Commitments and contingencies

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and unasserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in aggregate, are not deemed to be material to the condensed consolidated financial statements.

Legal proceedings

In April 2023, Joyous JD Limited and the Company filed suit in the New York Supreme Court New York County against Yolanda Asset Management Corporation, the sponsor of Venus Acquisition Corporation. Joyous JD Limited was a backstop investor of the Company prior to the closing of the Business Combination. In the lawsuit, Joyous JD Limited and the Company has alleged the following claims:

1. Breach of certain agreements concerning Joyous JD Limited’s investment in Yolanda and Venus Acquisition Corporation, and:

2. Misuse of Form S-4 by Venus Acquisition Corporation under the direction of the Sponsor, resulting in the withdrawal of the Form S-4. The Company has initiated lawsuit seeking damages.

The Court has accepted the complaint filed by Joyous JD Limited and the Company. The Company cannot guarantee the outcome of the lawsuit, the final ruling of the court shall prevail.

Note 17 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has two operating segments: (i) central processing algorithm services and (ii) intelligent chips and services.

The following tables present summary information by segment for the Six Months Ended June 30, 2022 and 2023:

	Central processing algorithm services	Intelligent chips and services	Total for the six months ended June 30, 2022	Total for the six months ended June 30, 2022
	RMB	RMB	RMB	USD
			(Unaudited)	(Unaudited)
Revenues	260,914,275	84,859,926	345,774,201	51,520,428
Cost of revenues	195,787,710	80,636,748	276,424,458	41,187,302
Gross profit	65,126,565	4,223,178	69,349,743	10,333,126
Depreciation and amortization	867,243	3,598,875	4,466,118	665,453
Total capital expenditures	1,226,718	-	1,226,718	182,781

	Central processing algorithm services	Intelligent chips and services	Total for the six months ended June 30, 2023	Total for the six months ended June 30, 2023
	RMB	RMB	RMB	USD
			(Unaudited)	(Unaudited)
Revenues	253,706,643	9,935,513	263,642,156	38,069,970
Cost of revenues	173,201,125	9,894,059	183,095,184	26,438,974
Gross profit	80,505,518	41,454	80,546,972	11,630,996
Depreciation and amortization	528,001	13,553	541,554	78,200
Total capital expenditures	79,977,517	27,901	80,005,418	11,552,796

Total assets as of:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Central processing algorithm services	332,817,563	518,927,864	71,815,975
Intelligent chips and services	169,237,685	-	-
Total assets	502,055,248	518,927,864	71,815,975

The Company’s operations are primarily based in the mainland PRC and international, where the Company derives a substantial portion of their revenues. Management also review consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	Total for the six months ended June 30, 2022	Total for the six months ended June 30, 2023	Total for the six months ended June 30, 2023
	RMB	RMB	USD
			(Unaudited)
Mainland PRC revenues	262,080,149	253,706,643	36,635,280
International revenues	83,694,052	9,935,513	1,434,690
Total revenues	345,774,201	263,642,156	38,069,970

Note 18 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2023 up through the date the Company issued these unaudited interim condensed consolidated financial statements and has determined that it does not have any additional material subsequent events to disclose in these financial statements.